Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Managers

DB Commodity Services LLC:

We consent to the incorporation by reference in the Registration Statement on Form S-3 (No. 333-184096) of PowerShares DB US Dollar Index Trust of our report dated February 22, 2013, with respect to the statement of financial condition, including the schedule of investments, of PowerShares DB US Dollar Index Bullish Fund as of December 31, 2012, and the related statements of income and expenses, changes in shareholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2012, which report appears in the December 31, 2013 Annual Report on Form 10-K of PowerShares DB US Dollar Index Bullish Fund.

/s/ KPMG LLP

New York, New York
March 3, 2014